UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, November 7, 2008

To:

COMISIÓN NACIONAL

DE VALORES

Re: Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR).

Extension of the Public Tender Offer to Repurchase Shares.

Ladies and gentlemen:

I am addressing this communication to the Comisión Nacional de Valores (the “CNV”) in my capacity as attorney-in-fact of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (hereinafter the “Company” or “Edenor”) and in compliance with articles 2 and 3 of Chapter XXI of the CNV Rules, in relation to the public tender offer to repurchase shares of the Company (the “Offer”) whose launch, terms and conditions were decided by the Board of Edenor at the meetings held on October 23, 29 and 30, 2008, and which were communicated to the market by these same means on October 24, 29 and 30, 2008.

Taking into consideration the terms provided for under the title “Term of the Offer” of the main terms and conditions of the Offer, as the original term of five (5) trading days provided for the Offer has expired and the Company has not acquired the maximum amount of Shares subject to the Offer, at a meeting held on November 7, 2008, the Board of Edenor resolved to extend the original term of the Offer for five (5) additional trading days and, as a consequence, and subject to the terms provided for under the title “Term of the Offer” of the terms and conditions of the Offer, its expiration shall occur on the tenth trading day counted since October 31, 2008. This decision shall be communicated to the shareholders of the Company through publications to be made in a newspaper of wide distribution and in the Daily Gazette of the Bolsa de Comercio de Buenos Aires.

Sincerely,

_____________________________________

Empresa Distribuidora y Comercializadora Norte S. A. (EDENOR)

Jaime J. Barba

Attorney-in-Fact

Buenos Aires, November 7, 2008

To:

The President of the

Bolsa de Comercio de Buenos Aires

Mr. Adelmo J. Gabbi

Re: Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR).

Announcement of Extension of Public Tender Offer to Repurchase Shares.

Dear Sir,

I am addressing this communication to you in my capacity as attorney-in-fact of Edenor S.A., in compliance with applicable regulations, to submit the following documentation:

Announcement of Extension of Public Tender Offer to Repurchase Shares, to be published for one day in the daily Gazette of the Bolsa de Comercio de Buenos Aires.

Sincerely,

Jaime Javier Barba

EDENOR S.A.

Attorney-in-Fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Azopardo 1025 – Piso 15 – Buenos Aires, C1107ADQ – Argentina – Tel.: 4346-5057 – Fax: 4346-5327

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

ANNOUNCEMENT OF EXTENSION OF PUBLIC TENDER

OFFER TO REPURCHASE SHARES

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR) (hereinafter the “Company”), with corporate address at Azopardo 1025, Ciudad Autónoma de Buenos Aires, announces that in a meeting held on November 7, 2008, the Board of the Company resolved to extend for five (5) additional trading days the term of the public tender offer launched by the Company to repurchase up to sixty five millions (65,000,000) of its Class B and/or C shares (the “Shares”), in conformity with Article 68 of Law No. 17,811 (as up dated by Decree 677/2001) (hereinafter the “LOP”) and the rules of the Comisión Nacional de Valores (hereinafter the “CNV”) (the “Offer”). The Shares represent approximately seven point seventeen percent (7.17%) of the capital stock of the Company. Consequently, and subject to the terms provided for under title “Term of the Offer” of the original terms and conditions of the Offer that are inserted herein below, the Offer shall expire on the tenth trading day counted since October 31, 2008.

The Public Offer for the Shares has been authorized with respect to its formal aspects by a Decision of the Board of the CNV dated as of October 30, 2008. Such authorization only means that the relevant disclosure requirements have been complied with.

Herein below are the original main terms and conditions for the Offer, which shall be entirely supplemented by the extension of the Term of the Offer communicated by this announcement:

1. Target and Purpose of the Offer.

The target of the Offer is the acquisition of up to sixty five millions (65,000,000) of outstanding Class B and/or Class C Common Stock of the Company of one peso (AR$ 1) nominal value and with right to one vote each, which represent approximately seven point seventeen percent (7.17%) of the capital stock, which is composed of a total of 906,455,100 shares. The Company does not currently hold treasury stock. The purpose of the Offer is to advance the best interests of the shareholders that remain as such once the Offer is finalized, who, by virtue of the suspension of the voting and economic rights accompanying the Shares to be repurchased within the terms of the Offer and in conformity with the applicable legislation, will increase their share in the assets and results of the Company at an implicit purchase price of those assets substantially lower than their book value (which reflects the acquisition cost originally paid by the Company).

2. Price of the Offer.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Azopardo 1025 – Piso 15 – Buenos Aires, C1107ADQ – Argentina – Tel.: 4346-5057 – Fax: 4346-5327

The price to be paid for the Shares acquired within the terms of the Offer shall be AR$ 0.65 per Share. The Shares shall be acquired in conformity with the procedure described in title “6. Procedure for Acceptance and Adjudication” below.

3. Maximum amount to be invested. Origin of the funds.

The Company shall invest a maximum of forty five million Pesos (AR$ 45,000,000) for the purchase of the Shares referred to in this announcement. The acquisition of the shares shall be made with retained earnings as set forth in the financial statements for the six-month period ended on June 30, 2008, which were approved by the Board of the Company at the meetings held on August 6 and 7, 2008. The Company possesses the liquidity and capital resources necessary to consummate the Offer.

4. Term of the Offer.

The term of the Offer shall be of five (5) trading days, commencing on October 31, 2008, and expiring on the fifth trading day at 6:00 PM. However, (i) as this is an offer to purchase a maximum amount of shares, the expiration date shall be advanced (and the term of the Offer shall be reduced) to such date on which the maximum amount of shares subject to the Offer have been tendered (the “Expiration Date”), or (ii) if at the time of the expiration of the Offer the Company has not acquired the maximum amount of Shares subject to the Offer, the Company may elect to further extend the Offer as permitted by the applicable rules and subject to the relevant regulatory approvals and communications (the “Term of the Offer”).

5. Conditions to the Offer.

5.1         Subject to the terms of this announcement, the Offer shall be irrevocable for the total amount of Shares during the Term of the Offer. The Offer is subject to the ability of the accepting shareholders (i) to freely dispose of their Shares, and (ii) to transfer the Shares to the Company free of any lien, encumbrance, injunction or restriction, as a consequence of having complied with all and any procedures and requirements required to dispose of them.

5.2         The Offer is made under the terms of Article 68 of the LOP and the applicable rules of the CNV, and its acceptance is voluntary for the shareholders of the Company. The shareholders will have to make their own research on the convenience of the acceptance of the Offer (and it shall be presumed that they have done such research, and no evidence to the contrary may be produced), and will have to contact their respective trading agents to receive advice.

6. Procedure for Acceptance and Adjudication:

Tenders of shares (each, an order to sell) shall be adjudicated on a daily basis at the close of each trading day during the Term of the Offer, and such adjudication shall be definitive. The Company shall purchase from each shareholder those Shares tendered by such shareholder in the Offer; provided, however, that when the total number of orders to sell submitted during the entire Term of the Offer (subject to any reduction in accordance with section (i) of the title “Term of the Offer”) exceeds the maximum amount of Shares subject to the Offer, the orders to sell submitted during the Expiration Date shall be adjudicated on a pro rata basis among those shareholders who submitted orders to sell on the Expiration Date, and the pro rata adjudication shall be made taking into account: (i) the percentage that the orders to sell of each shareholder represents

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Azopardo 1025 – Piso 15 – Buenos Aires, C1107ADQ – Argentina – Tel.: 4346-5057 – Fax: 4346-5327

over the total amount of orders to sell received on the Expiration Date, and (ii) the amount of Shares subject to the Offer that remains available after execution of the adjudications of the orders to sell made during the Term of the Offer during the trading days preceding the Expiration Date, if any. The electronic negotiation system “SINAC” (Sistema Integrado de Negociación Asistida por Computador) of the Mercado de Valores de Buenos Aires shall be used for the registration of the effective purchases of Class B Shares made by the Company within the terms of the Offer, which shall be made on the next trading day immediately following the adjudication date. The Class B shareholders who wish to accept the Offer shall have to process their orders to sell through their stock exchange agents. For such purposes, the Company appoints Raymond James Argentina Sociedad de Bolsa S.A. and Macro Securities S.A. Sociedad de Bolsa as “Agents for the Offer” who shall be in charge of the coordination of the Offer. The Class C shareholders who wish to accept the Offer shall have to communicate their orders to sell to the Agents for the Offer to their addresses located at San Martín 344, Piso 22 (C1004AAH), Ciudad de Buenos Aires, and Sarmiento 447, Piso 4 (C1041AAI), Ciudad de Buenos Aires, respectively, or via facsimile transmission to the following numbers: 4850-2573 y 5222-6570, respectively. At such addresses they will have available the relevant order to sell forms and the relevant drafts of the share purchase agreements for the Class C Shares to be signed by the Class C shareholders (along with any other document required by Caja de Valores S.A. in its capacity as register agent for the shares of the Company) to the extent that their orders to sell are adjudicated in accordance with this title. Additionally, such documents (i) may be requested to the Agents for the Offer via email to the following addresses: mescudero@rjarg.com.ar and carloslopezregueira@macro.com.ar, respectively, and (ii) are available at the Company’s address, located at Azopardo 1025, piso 15, Ciudad Autónoma de Buenos Aires. The liquidation of the purchases shall be made within the term of seventy two (72) trading hours following (i) the registration of each purchase with the “SINAC”, in the case of the purchases of Class B Shares, and (ii) following the execution of the relevant share purchase agreement, in the case of the purchases of Class C Shares (for which purposes the Agents for the Offer shall have to inform the relevant Class C shareholders of the adjudication of their orders to sell).

Soon after the expiration of the Term of the Offer in conformity with the terms provided for under the title “Term of the Offer”, the Company shall communicate to the CNV and the BCBA the results of such Offer.

7. Limits to the Offer.

The Offer shall be made exclusively in the territory of the Republic of Argentina and in conformity with the LOP, the rules of the CNV and any other applicable regulation in the Republic of Argentina and, consequently, the Offer does not constitute an offer to purchase or a solicitation of an offer to sell shares of the Company (including, without limitation, American Depository Shares (ADSs) or American Depository Receipts (ADRs)) in the United States of America or in any other jurisdiction in which such offers or solicitations are illegal or are restricted to any extent, and measures reasonably necessary to avoid the extension of the Offer to such jurisdictions shall be implemented in conformity with applicable laws and regulations.

8. Corporate Resolutions.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Azopardo 1025 – Piso 15 – Buenos Aires, C1107ADQ – Argentina – Tel.: 4346-5057 – Fax: 4346-5327

The launch of the Offer and its terms and conditions were approved by the Board of the Company at the meetings held on October 23 and 29, 2008. On those dates the Auditing Committee and the Controlling Commission of the Company also issued their own resolutions. Additionally, the price to be paid by the Company for the acquisition of the Shares within the Terms of the Offer was determined by the Board in a meeting held on October 30, 2008. The minutes for the meetings of the Board, the Auditing Committee and the Controlling Commission were disclosed through the Autopista de la Información Financiera and are available at the CNV’s web site (www.cnv.gov.ar).

9. Notice

This announcement may not be distributed in or into the United States of America or otherwise to U.S. persons. The Offer referenced herein is not being made, directly or indirectly, in or into the United States, or by use of the United States mails, or by any means or instrumentality (including, without limitation, the post, facsimile transmission, telex and telephone or electronic transmission by way of the internet or otherwise) of United States interstate or foreign commerce, or of any facility of a United States national securities exchange. The Offer cannot be accepted by any such use, means or instrumentality or from within the United States. No U.S. person, and not person acting for the account or benefit of any U.S. person shall be permitted to accept the Offer. Neither this announcement nor any related documents are being mailed or otherwise distributed or sent in or into the United States. Persons receiving such documents (including custodians, depositaries, nominees and trustees) must not distribute or send them in, into or from the United States or to any U.S. person, and doing so may render invalid any purported acceptance. This communication is not an extension of the Offer in the United States.

Ciudad Autónoma de Buenos Aires, November 7, 2008

_______________________

Jaime Javier Barba

General Counsel

Attorney-in-Fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Azopardo 1025 – Piso 15 – Buenos Aires, C1107ADQ – Argentina – Tel.: 4346-5057 – Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: November 7, 2008